SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF) 02.558.154/0001 -29
Company Registry ID (NIRE) 3130002551-9
PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: On April 3, 2008, at 4:00 pm, at Rua Humberto de Campos, 425, 8th floor, in the City and State of Rio de Janeiro.

CALL NOTICE: Call notice was waived in view of the attendance of all members of the Company’s Board of Directors, as per the signatures herein.

ATTENDANCE: Messrs. José Mauro Mettrau Carneiro da Cunha, Luiz Eduardo Falco Pires Corrêa, José Luiz Magalhães Salazar, Júlio Cesar Pinto and Paulo Conte Vasconcellos attended the meeting.

PRESIDING BOARD: Chairman: José Mauro Mettrau Carneiro da Cunha; Secretary: Georgeane Andrea Oliveira Fukumura.

AGENDA: (i) withdrawal of the Company’s Executive Officers; (ii) election of the Company’s new Executive Officers, and (iii) call notice for the Shareholders’ Meeting.

RESOLUTIONS: The Board members approved by unanimous vote: (i) the withdrawal of current Company’s Executive Officers, Messrs. André Machado Mastruobono and Marcus Roger Meireles Martins da Costa, in view of the change in the Company’s share control. The Board members thanked the aforementioned Company’s Executive Officers for their cooperation, watchfulness and diligence in the performance of their duties while members of the Company’s Board of Executive Officers; (ii) in view of the withdrawal of the Company’s Executive Officers, the following persons were elected for the positions of Executive Officers: (a) Luiz Eduardo Falco Pires Correa, Brazilian citizen, married, Identity Card (RG) 6056736, issued by SSP/SP, and Individual Taxpayer’s Register (CPF/MF) 052.425.988 -75, resident and domiciled at Rua Humberto de Campos, 425, 8th floor, in the City and State of Rio de Janeiro, for the position of Chief Executive Officer; (b) José Luís Magalhães Salazar, Brazilian citizen, married, Identity Card (RG) 06045356-0, issued by IFP/RJ and Individual Taxpayer’s Register (CPF/MF) 902.518.577 -00, resident and domiciled at Rua Humberto de Campos, 425, 8th floor, in the City and State of Rio de Janeiro, for the position of Chief Financial and Investor Relations Officer; and, (c) Paulo Altmayer Gonçalves, Brazilian citizen, married, Identity Card (RG) 8002420647 and Individual Taxpayer’s Register (CPF/MF) 153.421.660 -04, resident and domiciled at Rua Humberto de Campos, 425, 8th floor, in the City and State of Rio de Janeiro, for the position of Executive Officer. The Executive Officers were elected for a three(3)-year term of office. Pursuant to Law 6,404, as of December 15, 1976, and further amendments, and CVM Instruction 367/2002, the résumés of the new elected Executive Officers were received and are attached hereto as Document I. The Executive Officers elected herein shall be vested in their positions upon signature in the Company’s records, and they declare, under the penalties of law, they are not impeded from performing the Company’s management, either by special law, or in view of being convicted or under the effects thereof, preventing them, even temporarily, from holding public positions, or due to bankruptcy crime, malfeasance, bribery, graft, embezzlement or crime against welfare, against the Brazilian financial system, against the antitrust Laws, against the consumer relations, full faith and credit or ownership; and (iii) the call for the Shareholders’ Meeting by the Chairman of the Presiding Board, Mr. José Mauro Mettrau Carneiro da Cunha, was authorized, which shall resolve, among other matters, on the election of the members of the Fiscal Council for the vacant positions.

CLOSURE: The matters submitted to resolution were approved by unanimous vote of attending members, without restrictions. There being no further business to discuss, these minutes were drawn up, read, approved and signed by all attending members.

Rio de Janeiro, March 3, 2008.

Georgeane Andrea Oliveira Fukumura
Secretary

Board members:

José Mauro M. Carneiro da Cunha	Paulo Conte Vasconcellos
Chairman

Luiz Eduardo Falco Pires Corrêa	José Luis Magalhães Salazar

Julio Cesar Pinto

Document I

RÉSUMÉ OF THE EXECUTIVE OFFICERS

Luiz Eduardo Falco Pires Correa – Chief Executive Officer

Identification:

Nationality: Brazilian
Marital status: married
Identity Card (RG): 6056736 SSP/SP
Individual Taxpayer’s Register (CPF): 052.425.988 -75
Domicile: Rua Humberto de Campos, 425, 8th floor, in the City of Rio de Janeiro – RJ

Brief background:

Born August 13, 1960, he was appointed deputy member of the Board of Directors on March 1, 2004 and Managing Director of Tele Norte Leste Participações S.A. (TNL) on October 2, 2002. Since October 2001, he had been CEO of TNL PCS S/A (Oi), a mobile telephony company subject to TNL. On April 29, 2005 he was appointed executive officer of Telemar Norte Leste S.A. Falco also worked at TAM, as Production Manager from 1986 to 1989, Technical Officer from 1989 to 1992, and Commercial and Marketing Vice Chief Executive Officer from 1992 to 2001. The main areas where he worked at TAM were the following: Maintenance, Production, Production Management, Pilots (flight groups), Reservations (Call Center), Network Operation, Purchase, Supplies, Large Contracts (aircraft and services), ending his career at TAM at the Sales/Marketing and Strategic Planning department. Mr. Correa holds a bachelor’s degree in Aeronautics Engineering from ITA – Instituto Tecnológico de Engenharia, and also took an extension course in Marketing and Finance at Fundação Getúlio Vargas.

José Luís Magalhães Salazar – Executive Officer

Identification:

Nationality: Brazilian
Marital Status: married
Identity Card (RG): 06045356-0 IFP/RJ
Individual Taxpayer’s Register (CPF): 902.518.577 -00
Domicile: Rua Humberto de Campos, 425, 8th floor, in the City of Rio de Janeiro – RJ

Brief background:

Born September 16, 1967, he holds a bachelor’s degree in Economics from Faculdade Cândido Mendes. Mr. Salazar joined Telemar in 1999 as Treasury Officer of TNL, and later became Chief Financial Officer of Oi, and Sales Officer of Telemar Group. Then he became Officer of Revenue Cycle and Interconnection, in charge of billing, accounts receivable, and guarantee of revenue for the company. He is currently Chief Financial Officer and Investor Relations Officer at TNL and TMAR. Before joining the Telemar Group, he was Treasury Officer at Globopar from 1994 to 1998, Financial Manager at Brahma – currently AmBev – from 1993 to 1994, and Financial Analyst at Aracruz Celulose from 1988 to 1993.

Paulo Altmayer Gonçalves – Executive Officer

Identification:

Nationality: Brazilian
Marital status: married
Identity Card (RG): 8002420647
Individual Taxpayer’s Register (CPF): 153.421.660 -04
Domicile: Rua Humberto de Campos, 425, 8th floor, Leblon, Rio de Janeiro.

Brief background:

Electrical engineer, 57 years old, married, 2 children. Mr. Gonçalves holds bachelor’s degree in Electronic Engineering from Universidade Federal do Rio Grande do Sul. He began his professional life as a computer programmer at UFRGS’s data processing center (CPD). He taught Programming Techniques at the same institution, and worked at companies such as Crefisul, Procergs, Hewlett Packard HP and Digitel. In the city of São Paulo, in 1994, he participated in the start-up of digital trunking and pagers companies connected to Mcom, Mobilcom and Mcomcast. He returned to the city of Porto Alegre in 1998 for the launching of Telet, a Band B mobile operator, where he was Marketing and Sales Officer. He went back to São Paulo in September 2000, as executive officer of Telemar, with the challenge of leading the group, the purpose of which was to acquire a license of Band D mobile telephony in Telemar’s region. In the city of Rio de Janeiro, in March 2001, with the obtainment of the Band D license, he started to roll out the operations of PCS mobile service, with over 4,000 stations, hundreds of points of sale, footprint in 16 states, etc.; a war-like operation to launch Telemar’s mobile services in early 2002. Currently, he is the Technology Managing Director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.